FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending August 3, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 3, 2004                                      By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


26 July 2004    The Administrators of the SmithKline Beecham Employee Benefit
                Trust ("the Trust") notified the Company on 27 July 2004 that
                15,427 Ordinary shares had been transferred from the Trust to participants in the Annual Investment Plan.



The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
27 July 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


27 July 2004            Abacus (GSK) Trustees Limited, as trustee of the
                        GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 1,772 Ordinary Shares in the Company to participants in the SmithKline Beecham
                        Employee Share Option Plan 1991.


The Company was advised of these transactions on 28 July 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
28 July 2004

28 July 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 900,000 of its Ordinary shares of 25 pence each ("shares") on 28 July 2004 at a price of 1103.6668 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 27,318,000 of its shares in Treasury and has 5,906,617,692 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


28 July 2004             Abacus (GSK) Trustees Limited,  as trustee of the
                         GlaxoSmithKline Employee Trust,  ("GSK Trust"),
                         transferred 1,452 Ordinary Shares in the Company
                         to participants in the SmithKline   Beecham
                         Employee Share Option Plan 1991.


The Company was advised of these transactions on 29 July 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
29 July 2004

30 July 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 900,000 of its Ordinary shares of 25 pence each ("shares") on 30 July 2004 at a price of 1109.2216 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 28,218,000 of its shares in Treasury and has 5,905,742,984 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

             The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 30 July 2004, that as a result of a movement in the fund on 29 July 2004, the number of Ordinary Share ADRs held by the fund had changed from 19,033,614 to 18,974,638 at an average price of $40.60.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

2 August 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                 The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 2 August 2004, that as a result of a movement in the fund on 30 July 2004, the number of Ordinary Share ADRs held by the fund had changed from 18,974,638 to 19,033,495 at an average price of $40.67.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

2 August 2004